UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2013.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

     This amendment on Form 6-K/A, and the exhibits attached hereto, amends the Form 6-K furnished to the Securities and Exchange Commission on August 8, 2013, wherein Stratasys Ltd. (“we,” “us” or the “Company”) announced our financial results for the second quarter of 2013. In conjunction with the conference call held on August 8, 2013, to discuss our results, we are furnishing a copy of the script used for the conference call to provide additional information regarding our business and our financial results (attached to this Form 6-K/A as Exhibit 99.4 and incorporated herein by reference) and a PowerPoint presentation with additional information (attached to this Form 6-K/A as Exhibit 99.5 and incorporated herein by reference). These new exhibits supplement Exhibits 99.1, 99.2 and 99.3 that were appended to the original Form 6-K.

     The information in this Form 6-K/A, including Exhibits 99.4 and 99.5, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 21, 2013	By:/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer (IL)

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K/A:

Exhibit	Description
99.4	Script for the Company’s conference call held on August 8, 2013.

99.5	PowerPoint presentation with additional information.